Filed by U.S. Gold Corporation pursuant to Rule 425 under the Securities Act of 1933.

Subject Companies:  White Knight Resources Ltd. (No. 0-50880),

Coral Gold Resources Ltd. (No. 0-15688),

Nevada Pacific Gold Ltd. (No. 0-9137)

And Tone Resources Limited (No. 0-9137)

PRESS RELEASE

U.S. GOLD CORPORATION

U.S. GOLD TERMINATES OFFER

FOR WHITE KNIGHT RESOURCES LTD.,

INTENDS TO RECOMMENCE

For Immediate Release

Denver, Colorado (June 5, 2006) – U.S. Gold Corporation (OTCBB: USGL) announced today that, in view of certain regulatory requirements, it has terminated its offer to acquire all of the common shares of White Knight Resources Ltd. (TSX-V:WKR).  U.S. Gold intends to recommence its offer for White Knight and to commence offers for Nevada Pacific Gold Ltd. (TSX-V:NPG), Coral Gold Resources Ltd. ( TSX-V: CGR), and Tone Resources Ltd. (TSX-V:TNS) by mailing new offer documents as soon as regulatory requirements can be satisfied, including the receipt of necessary information from each of the target companies.

The termination of the White Knight offer was necessitated by an interpretation of the United States Securities and Exchange Commission (the “SEC”) that, pursuant to applicable securities regulatory requirements, U.S. Gold was required to have gone effective with a registration statement prior to launching the formal tender offer.  In addition, the registration statement must have contained the consents of the auditors and certain additional financial statement information of each of White Knight, Nevada Pacific, Coral Gold Resources and Tone Resources Ltd., which, to date, each of the companies has failed to deliver.  U.S. Gold commenced the offer for White Knight with the good faith belief that all applicable requirements had been met. U.S. Gold is also required to obtain formal financial valuations from Nevada Pacific and Coral Gold before it can commence an offer for Nevada Pacific and Coral Gold, which have yet to be completed by the respective companies.  Despite what it believes have been its best efforts, U.S. Gold has to date been unable to obtain this necessary information.

“I am extremely disappointed with the delays that we have encountered and the lack of cooperation that we have received from the other companies in this effort,” stated Rob McEwen, Chairman and Chief Executive Officer of U.S. Gold.  “We have diligently sought to obtain from each of these companies the necessary information to complete the required regulatory filings but their failure or inability to respond in a timely manner has worked to the disadvantage of our respective shareholders as we try to consolidate the Cortez trend and create Nevada’s premier exploration company.”

U.S. Gold may reevaluate its intention to acquire any or all of these companies if it is not able to obtain on a timely basis the required auditors’ consents and, in the case of Nevada Pacific and Coral Gold, formal valuations of each of those companies in accordance with applicable securities regulatory requirements.

In relation to the White Knight offer, any common shares already tendered to the formal offer will be promptly returned to the tendering shareholders and will need to be retendered in accordance with the new offer materials if such shareholders desire to tender their shares in that offer.

Cautionary Statements

Certain statements contained herein and subsequent oral statements made by and on behalf of the Company may contain “forward-looking statements”. Such forward-looking statements are sometimes identified by words such as “intends,” “anticipates,” “believes,” “expects” and “hopes” and include, without limitation, statements regarding the Company’s plan of business operations, potential contractual arrangements, receipt of working capital, anticipated revenues and related expenditures and involve a number of risks and uncertainties that could cause actual results to differ materially from projected results.  Such factors include, among others, the willingness and ability of third parties to honor their contractual obligations, the decisions of third parties over which the Company has no control, commodity prices, environmental and government regulations, availability of financing, judicial proceedings, force majeure events, and other risk factors as described from time to time in the Company’s filings with the Securities and Exchange Commission.  Many of these factors are beyond the Company’s ability to control or predict.  Investors are cautioned not to put undue reliance on forward-looking statements. Except as otherwise required by applicable securities statutes or regulations, the Company disclaims any intent or obligation to update publicly these forward looking statements, whether as a result of new information, future events or otherwise.

This communication is neither an offer to purchase, nor a solicitation of an offer to sell, shares of U.S. Gold Corporation or any other entity.  This communication is not a solicitation of a proxy from a security holder of U.S. Gold or any of the subject companies.  The Company has filed a registration statement with the SEC with regard to the offer for White Knight and a proposed corporate reorganization in connection with that offer.  If the offer for White Knight is recommenced, U.S. Gold will file an amendment to its proxy statement/prospectus and any other relevant documents concerning the proposed transaction with the SEC and the securities commission or equivalent regulatory authorities in Canada.  YOU ARE URGED TO READ ANY SUCH PROXY STATEMENT/PROSPECTUS IF AND WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS IF AND WHEN FILED WITH THE SEC AND THE SECURITIES COMMISSION OR EQUIVALENT REGULATORY AUTHORITIES IN CANADA, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  You will be able to obtain any such proxy statement/prospectus (if and when it becomes available) and any other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov.  In addition, you may obtain the proxy statement/prospectus (if and when it becomes available) and the other documents filed by the U.S. Gold with the SEC by requesting them in writing from U.S. Gold, Attention:  Investor Relations, Telephone:  (303) 238-1438.

For future information, contact:

U.S. Gold Corporation

William F. Pass

Vice President and Chief Financial Officer

(303) 238-1438

(303) 238-1724 (FAX)

bill@usgold.com

2201 Kipling Street, Suite 100, Lakewood, Colorado 80215

U.S. Gold Corporation

Ian Ball

Investor Relations

(647) 258-0395 or Toll Free: (866) 441-0690

(647) 258-0408 (FAX)

Info@usgold.com

99 George Street, 3rd Floor, Toronto, Ontario M5A 2N4